UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

INVECH HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

000-25553

(Commission File Number)

Nevada	98-0419476
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7339 E Williams Drive

Unit 26496

Scottsdale, AZ 85255

(Address of principal executive offices)

(602) 793-8058

 (Registrant's telephone number)

Copies to:

Rhonda Keaveney, J.D.

7339 E. Williams Drive

Unit 26496

Scottsdale, AZ 85255

Phone: (602) 793-8058

Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

This Information Statement was furnished on or about February 10, 2026 to all of the stockholders of record at the close of business on February 10, 2026 of the common stock of Invech Holdings, Inc.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

You are receiving this Information Statement to inform the shareholders of Invech Holdings, Inc. (the “Company” or (“IVHI”) of a change in control of the Company and a change in the majority of the board of directors of the Company (the “Board”) which occurred pursuant to that certain Securities Purchase Agreement dated February 10, 2026 (the “Agreement”) by and among the Company, Rhonda Keaveney, the former sole officer, director, Small Cap Compliance, LLC majority stockholder of the Company (“SCC”) and Alexander M Woods-Leo (“AWL”).

CHANGE IN CONTROL

Pursuant to the terms of the Agreement, effective February 17, 2026 (the “Effective Time”), SCC, the owner of 90,000,000 shares of the Company’s common stock representing 90% of the Company’s issued and outstanding common stock and 300,000 shares of the Company’s Series A Preferred Convertible Stock (the “Preferred A Stock”) representing 100% of the Company’s issued and outstanding Preferred A Stock (the “SCC Shares”), sold the SCC Shares to AWL for aggregate consideration of $350,000, or approximately $0.0038719 per share. The purchase of the SCC Shares resulted in a change of control of the Company.

In connection with the Agreement, on or about 10 days after the mailing of this Schedule 14f-1, Rhonda Keaveney will resign as the sole director of the Company and Alexander M. Woods-Leo will be appointed as the sole director of the Company. At the Effective Time, Rhonda Keaveney resigned and Alexander M. Woods-Leo became the sole officer and director of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding Ms. Keaveney, the Company’s sole executive officer and director, and Mr. Woods-Leo who will be appointed as the sole director of the Company effective 10 days after the mailing of this Schedule 14f-1.

Each member of the Company’s board of directors shall serve until his successor is elected and qualified, or until his earlier resignation, death or removal. Officers are appointed annually by the Board and each serve at the discretion of the Board.

Current and Directors and Executive Officers:

Name	Age	Position
Rhonda Keaveney (1)	59	Chief Executive Officer, Principal Financial Officer, President, Secretary, and current sole Director

(1)	Effective upon the Company’s meeting its information obligations under the Exchange Act Ms. Keaveney will resign as a director of the Company, and Mr. Woods-Leo will be appointed as the sole director of the Company.

Alexander M. Woods-Leo Bio

Alexander M. Woods-Leo has been at the helm of both private and public companies for almost a decade and a half. With 20+ years of computer technology experience, over 15 years of sales and marketing experience and 10 years banking experience, and 10 years strategic business consulting experience. Mr. Leo is a 2 time patent awarded inventor, app publisher on 3 different platforms, and has specialized experience in funding startups up companies. Mr. Leo is currently the CEO and founder of Paragon Rentals Inc. a SAAS PMS that allows users to list their properties for 0% commissions.

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Officers and Directors Effective 10 Days After the Mailing of this Schedule 14f-1:

Set forth below is certain information regarding the persons who will be directors of the Company effective 10 days after the mailing of this Schedule 14f-1.

Name	Age	Position

Alexander M. Woods-Leo	38	Chief Executive Officer, Principal Financial Officer, President, Secretary, and current sole Director

See “Current Executive Officers and Directors of the Company” above for background of Mr. Ross.

Board of Directors Committees

Currently, the Board does not have any standing audit, nominating or compensation committees, or committees performing similar functions. The functions customarily performed by such committees have been performed by the Company’s sole director.

Communications with Directors

Stockholders may communicate with the Company’s directors by directing the communication in care of Rhonda Keaveney, at the address set forth on the front page of this Information Statement.

Director Independence

Rhonda Keaveney, our current director, is not independent as defined under the Securities and Exchange Commission rules. Upon the election of Alexander M. Woods-Leo to the board of directors effective 10 days after the mailing of this Schedule 14f-1, Mr. Woods-Leo will not be independent as that term is defined under the Securities and Exchange Commission rules.

Involvement in Certain Legal Proceedings

To the Company’s knowledge, the Company’s sole director and executive officer has not been involved in any of the following events during the past ten years:

1.	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or any Federal or State authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

4.	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law;

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5.	the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (a) any Federal or State securities or commodities law or regulation; (b) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (c) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.	he subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the Securities and Exchange Commission and to provide us with copies of those filings.

Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that our officers, directors and greater than 10% percent beneficial owners complied with all applicable filing requirements.

Board Leadership Structure and Role in Risk Oversight

Due to the small size and early stage of the Company, we have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined.

EXECUTIVE COMPENSATION

During its last two fiscal years, the Company did not pay any compensation to its executive officer.

Employment Agreements

The Company did not have any employment agreements with its former officer.

OUTSTANDING EQUITY AWARDS AT YEAR-END

The Company did not have any outstanding equity awards outstanding as of December 31, 2025.

DIRECTOR COMPENSATION

No director of the Company received any compensation for services as director for the year ended December 31, 2025. We have no standard arrangement to compensate directors for their services in their capacity as directors. Directors are not paid for meetings attended. However, we intend to review and consider future proposals regarding board compensation. All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On February 10, 2026, the registrant’s majority shareholder, Small Cap Compliance, LLC (“SCC”), entered into a Stock Purchase Agreement (the “Agreement”) with Alexander M. Woods-Leo. As per the terms of the Agreement, SCC sold its control block of stock, 300,000 shares of Convertible Series A Preferred Stock and 90,000,000 shares of Restricted Common Stock for the purchase price of $350,000. The Agreement was fully executed on February 17, 2026.

On February 12, 2026, the registrant’s majority shareholder, SCC entered into a Cancellation of Debt Agreement with Invech Holdings, Inc. (the “Company”). As per the terms of the Cancellation of Debt Agreement SCC forgave debt owed by Invech Holdings, Inc. for payment of company administration fees. As of December 31, 2025, the Company owed SCC $58,238 for payments paid on behalf of the Company for services provided by its vendors. SCC forgave $38,238 plus any debt incurred after January 1, 2026. This debt was a noninterest bearing loan. SCC retained $20,000 of said debt and entered into a Convertible Promissory Note (the “Note”), as disclosed below.

On February 12, 2026, the registrant’s majority shareholder, SCC, entered into the Note agreement with Invech Holdings, Inc. As per the terms of the Note, the Company agreed to pay the Note in full by May 12, 2026.

Review, Approval or Ratification of Transactions with Related Persons

We rely on our Board to review related party transactions on an ongoing basis to prevent conflicts of interest. Our Board reviews a transaction in light of the affiliations of the director, officer or employee and the affiliations of such person’s immediate family. Transactions are presented to our Board for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred. If our Board finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. Our Board approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERSHIP AND MANAGEMENT

The following tables set forth certain information regarding the ownership of our common stock as of February 10, 2026, at the Effective Time, with respect to the beneficial ownership of the Company’s outstanding common stock by:

•	each director;
•	each person known by us to own beneficially 5% or more of our common stock;
•	each officer named in the summary compensation table elsewhere in this report; and
•	all directors and executive officers as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days of February 17, 2026. Under these rules more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

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Unless otherwise indicated below, to the best of our knowledge each beneficial owner named in the table has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Unless otherwise indicated, the address of each beneficial owner is care of the Company.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Ownership Percentage
Small Cap Compliance, LLC	90,000,000 Common Stock	90.0% (1)

Small Cap Compliance, LLC	3000,000 Preferred A Stock	100.0%

_________________________

(1) Percentage is based upon the issued and outstanding common stock as of the Effective Date.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

INVECH HOLDGINS, INC.

Dated: February 17, 2026	By:	/s/ Rhonda Keaveney
Rhonda Keaveney
President and Chief Executive Officer

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